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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Craft Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

103 Mulberry Street
(No. and Street)

St Michaels (City) MD (State) 21663 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Conway (Name) (310) 919-8842 (Area Code – Telephone Number) dconway@craftpartnersllc.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

AJSH & Co LLP
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area, Main Ring Road, Delhi-110052
(Address) (City) (State) (Zip Code)

02/10/2009 (Date of Registration with PCAOB)(if applicable) 3223 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Conway, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Craft Securities, LLC, as of December 31, , 2021, , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Member

Subscribed and sworn before me, a Notary Public in and for the State of Maryland, Talbot County this 11 day of February, 2022.

My commission expires 3/15/23.

[signature]
Notary Public

MORGAN C. DANENMANN NOTARY PUBLIC TALBOT COUNTY, MD

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

First Craft Securities, LLC

Annual Audit Report

December 31, 2021

First Craft Securities, LLC
December 31, 2021

Table of Contents





AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
First Craft Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Craft Securities, LLC (the "Company") as of December 31, 2021, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AJSH & Co LLP

We have served as the Company's Auditor since 2018.

New Delhi, India
February 07, 2022

First Craft Securities, LLC

Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	1,297,070
Prepaid expense	$	1,425
Total Assets	$	1,298,495

Liabilities and Member's Equity

Liabilities

Accounts Payable	$	300
Accrued Payroll Expenses	$	42
Total Liabilities	$	342
Member's Equity	$	1,298,153
Total Liabilities and Member's Equity	$	1,298,495

The accompanying notes are an integral part of these financial statements.

First Craft Securities, LLC

Statement of Operations
For the Year Ended December 31, 2021

Revenue		
Investment banking fees	$	331,498
Total Revenue	$	331,498
Expenses		
Commission expense	$	16,500
Payroll expenses	$	14,503
Accounting fees	$	4,650
Taxes and licenses	$	730
Regulatory fees	$	1,032
Other operating expenses	$	3,358
Total Expenses	$	40,773
Gain on Extinguishment of Debt	$	18,125
Net Income	$	308,850

The accompanying notes are an integral part of these financial statements.

First Craft Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

December 31, 2020	$	989,303
Net income	$	308,850
December 31, 2021	$	1,298,153

The accompanying notes are an integral part of these financial statements.

First Craft Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows from Operating Activities

Net income	$	308,850
Adjustments to reconcile net income to net cash used in activities:		
(Increase) decrease in:		
Prepaid expense	$	(738)
Increase (decrease) in:		
Accounts payable	$	(1,560)
Accrued Payroll Expenses	$	(2,180)
Net Cash from Operating Activities	$	304,372

Cash Flows from Financing Activities

Gain on Extinguishment of Debt	$	(18,125)
Net Cash from Financing Activities	$	(18,125)
Net Increase in Cash and Cash Equivalents	$	286,247
Cash and cash equivalents at beginning of year	$	1,010,823
Cash and Cash Equivalents at End of Year	$	1,297,070

The accompanying notes are an integral part of these financial statements.

First Craft Securities, LLC
Notes to the Financial Statements December 31, 2021

1. **Organization**

   First Craft Securities, LLC (the "Company") was organized as a Delaware limited liability company on May 13, 2011, and was registered with the Securities and Exchange Commission as a securities broker dealer on February 21, 2013. Effective October 1, 2020, the ownership of the Company was transferred from Craft Partners, LLC to the managing member of the Company (the "Member"). The Company moved its operations from Encino, California to St Michaels, Maryland in 2020. The Company provides financial advisory and related services.

2. **Significant Accounting Policies**

   Basis of presentation

   The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America. ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

   Cash and Cash Equivalents

   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

   Revenue

   The revenue recognition guidance of ASC Topic 606, Revenue from Contracts with Customers, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and

(e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Investment banking fees are earned from providing financial advisory services to clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and collection is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to annual Maryland and Delaware LLC taxes.

Debt

The Company received a loan from Celtic Bank in the amount of $18,125 under the Paycheck Protection Program established by the Coronavirus Aid, Relief and Economic Security (CARES) Act. The loan is subject to a note dated June 25, 2020. The Company applied for and has been notified that $18,125 in eligible expenditures for payroll and other expenses described in the CARES Act has been forgiven. Loan forgiveness is reflected as Gain on the Extinguishment of Debt in the accompanying statement of income.

3. **Recently Issued Accounting Pronouncements**

There were no new accounting pronouncements during the year ended December 31, 2021 that we believe would have a material impact on our financial position or results of operations.

4. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital Rule 15c3-1 of Securities and Exchange Act, which requires the Company to maintain, at all times, a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2021, the Company's net capital was $1,296,728 which exceeded the requirement by $1,291,728 Aggregate indebtedness at December 31, 2021 totaled $342. The Company's percentage of aggregate indebtedness to net capital was 0.03%.

5. **Risk Concentration**

For the year ended December 31, 2021, 100% of the Company revenue was earned from four clients. The Company's cash consists of cash held at one financial institution. The balance at the financial institution may exceed government insurance limits during the year.

The global pandemic caused by Covid-19 developed rapidly in 2020 and 2021 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advise. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

6. **Related Party Transactions**

   Pursuant to an expense sharing agreement, effective January 1, 2021, between Craft Partners, LLC and the Company, Craft Partners, LLC pays certain overhead expenses of the Company including office equipment and supplies, insurance, and other administrative and overhead expenses. The Company reimburses Craft Partners, LLC for such expenses, determined to be $250 per month in 2021. Craft Partners, LLC and First Craft Securities, LLC are both owned by the Member.

7. **Subsequent Events**

   There were no subsequent events through February 07, 2022, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

First Craft Securities, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
As of December 31, 2021

Net Capital

Total member's equity		$	1,298,153
Less: Non-allowable assets:			
Prepaid expense			1,425
Net Capital		**$**	**1,296,728**
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $342 or $5,000, whichever is greater			5,000
Excess Net Capital		**$**	**1,291,728**

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2021)

There were no material differences noted in the Company's net capital computation at December 31, 2021.

First Craft Securities, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2021

For the year ended December 31, 2021, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2021

For the year ended December 31, 2021, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.





AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Members of
First Craft Securities, LLC

We have reviewed management's statements, included in the accompanying First Craft Securities, LLC's Exemption Report, in which (1) First Craft Securities, LLC identified the following provisions of 17 C.F.R. under which the Company claimed an exemption from 17 C.F.R. §240.17a-5 under footnote 74 of 17a-5 (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of SEC Rule 17a-5 under the Securities Exchange Act of 1934.

AJSH & Co.

AJSH & Co LLP

New Delhi, India
February 07, 2022

FIRST CRAFT SECURITIES, LLC
103 Mulberry Street
PO Box 901
Saint Michaels, MD 21663
818-272-8890 (phone)
818-272-8891 (fax)
www.craftpartnersllc.com



SEA 15c3-3 Exemption Report

I, Daniel S. Conway, manager of First Craft Securities, LLC (the "Company") represent the following:

1.   The Company claims an exemption from 17 C.F.R. §240.15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions. The Company receives fees for mergers and acquisitions advisory and private placements and it does not hold customer funds or securities.

2.   The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year as of December 31, 2021 without exception; and

3.   There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3.

I affirm that, to the best of my knowledge and belief, the Exemption Report is true and correct.

Respectfully submitted,

Daniel S. Conway

February 7, 2022





AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payment

To the Members of
First Craft Securities,
LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2021, which were agreed to by First Craft Securities, LLC (the "Company"), and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2021. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards established by the Public Company Accounting Oversight Board (Unites States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries, noting no material differences;
2. Compared the amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2021, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no material differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ajsh & Co.

AJSH & Co LLP
New Delhi, India
February 07, 2022



SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/21

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

First Craft Securities, LLC
PO Box 901
St Michaels, MD 21663

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $497

B. Less payment made with SIPC-6 filed (**exclude interest**) (11)

6/30/21
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 486

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $486

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Craft Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Member
(Title)

Dated the 31 day of December, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2021
and ending December 31, 2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 349,623

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

    (2) Net loss from principal transactions in securities in trading accounts. _____

    (3) Net loss from principal transactions in commodities in trading accounts. _____

    (4) Interest and dividend expense deducted in determining item 2a. _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

    (7) Net loss from securities in investment accounts. _____

        Total additions _____

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

    (2) Revenues from commodity transactions. _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

    (4) Reimbursements for postage in connection with proxy solicitation. _____

    (5) Net gain from securities in investment accounts. _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

      PPP Loan Foregivness _____   18,125

      (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii) _____

      Total deductions _____

2d. SIPC Net Operating Revenues $ 331,498

2e. General Assessment @ .0015 $ 497

(to page 1, line 2.A.)

2